Exhibit 4.53
PRIVATE & CONFIDENTIAL
25 September 2009
China Unicom (Hong Kong) Limited
75th Floor, The Center
99 Queen’s Road Central
Hong Kong
Attention: Mr. Chang Xiaobing
Dear Sirs
Conditional Irrevocable Offer for the Sale of 899,745,075 Shares

1.	Introduction
We are writing to make a conditional irrevocable offer (the Irrevocable Offer) to China Unicom (Hong Kong) Limited (Unicom) for the sale by SK Telecom Co., Ltd. (SKT) to Unicom of 899,745,075 ordinary shares of par value HK$0.10 each (the Shares) in the capital of Unicom owned by SKT by way of an off-market share repurchase by Unicom (the Share Repurchase).

2.	Terms of the Irrevocable Offer
The terms of the Irrevocable Offer are as follows:

(a)	Number of Shares Subject to the Share Repurchase
899,745,075 Shares (the Repurchase Shares).

(b)	Consideration
The consideration for the sale and purchase of the Repurchase Shares shall be HK$9,991,669,057.87 (the Consideration), being HK$11.105 for each Repurchase Share, and shall be payable in cash.

(c)	Conditions of the Irrevocable Offer
The Irrevocable Offer is conditional upon the satisfaction of the following conditions (the Conditions):
(i)	the Executive Director of the Corporate Finance Division of the Securities and Futures Commission or any delegate of the Executive Director having granted, and not having withdrawn, its approval of the Share Repurchase under Rule 2 of the Hong Kong Code on Share Repurchases (the Repurchase Code) and all the conditions (if any) of such approval having been satisfied;
(ii)	the approval of the Share Repurchase and the Share Repurchase Agreement (as defined below) by at least three-fourths of the votes cast on a poll by the shareholders of Unicom, other than SKT and persons who are not entitled to vote, in attendance in person or by proxy at the extraordinary general meeting of Unicom to be held for the purposes of considering and, if thought fit, approving the Share Repurchase and the Share Repurchase Agreement (the EGM) in accordance with the requirements of the Repurchase Code, the Hong Kong Listing Rules and the Hong Kong Companies Ordinance;
(iii)	the approval of the Share Repurchase by the shareholders of China United Network Communications Limited in accordance with applicable laws, regulations and listing rules;

(iv)	the execution of the Share Repurchase Agreement by Unicom and SKT (the Parties) on the date of the EGM as soon as practicable following the approval of the Share Repurchase and the Share Repurchase Agreement by the Independent Shareholders at the EGM; and
(v)	the delivery by China Netcom Group Corporation (BVI) Limited (Netcom BVI) to SKT of an irrevocable voting undertaking in favour of SKT (in the form set out in Schedule 1 to this letter) by no later than one day following the date of this letter and such voting undertaking remaining valid and enforceable and not lapse otherwise than in accordance with its terms.
None of the Conditions can be waived.

(d)	Execution of the Share Repurchase Agreement
The Share Repurchase will be made on the terms and conditions of a share repurchase agreement (the form of which is set out in Schedule 2 to this letter) (the Share Repurchase Agreement). Upon the satisfaction of the Conditions, the Parties will enter into the Share Repurchase Agreement.

(e)	Lapse of the Irrevocable Offer
The Irrevocable Offer will lapse upon the earliest to occur of the following events:
(i)	the non-satisfaction of the Conditions;
(ii)	the delivery of a written confirmation by Unicom to SKT that the Conditions have been satisfied and the execution of the Share Repurchase Agreement by the Parties; and
(iii)	5:00 p.m. (Hong Kong time) on 6 November 2009.

3.	General

(a)	Announcements
No public announcement or communication of any kind shall be made in respect of the subject matter of this letter unless specifically agreed between the Parties or unless an announcement is required to be made pursuant to any applicable law, rule or regulation (including the Repurchase Code or by a rule of a stock exchange on which a Party’s shares are listed). To the extent permitted by applicable law, rule or regulation, any announcement or communication by either Party required to be made pursuant to the foregoing provisions shall be issued only after such prior consultation with the other Party as is reasonably practicable in the circumstances and taking into account the reasonable comments of the other Party.

(b)	Governing Law
This letter shall be governed by and construed in accordance with the laws of Hong Kong.
Please acknowledge receipt of the Irrevocable Offer by signing and returning the duplicate copy of this letter.
Yours faithfully
For and on behalf of
SK TELECOM CO., LTD.
/s/ Jin Woo So
Name: Jin Woo So
Title: President

To: SK Telecom Co., Ltd.
We refer to your letter dated 25 September 2009 and acknowledge receipt of the Irrevocable Offer.
Yours faithfully
For and on behalf of
CHINA UNICOM (HONG KONG) LIMITED
/s/ Tong Jilu
Name: Tong Jilu
Title: Executive Director and Chief Financial Officer

Schedule 1
Form of the Irrevocable Voting Undertaking from Netcom BVI
(Please see Exhibit 4.54)

Schedule 2
Form of the Share Repurchase Agreement
(Please see Exhibit 4.55)